Filed by: ANTEC Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: ANTEC Corporation
Commission File No: 000-22336

       On June 13, 2001, ANTEC Corporation made a presentation at the CIBC World Market Annual Investors Conference in New York, New York which contained information relating to its pending acquisition of Nortel Networks' ownership interest in Arris Interactive L.L.C. and the development of a new company called Arris Group. The following is the slide show presented at the conference on June 13, 2001:







ANTEC Corporation

(NASDAQ: ANTC)

CIBC World Markets

ANNUAL INVESTORS CONFERENCE

"THE COMMUNICATIONS FOOD CHAIN"

THE PLAZA HOTEL
NEW YORK CITY

June 13, 2001

Bob Stanzione, Pres. & CEO
Jim Bauer, Investor Relations

ANTEC

ANTEC + Arris, LLC = *Arris*

Forward looking statements: The statements in this presentation that use such words as "believe", "expect", "intend", "anticipate", "contemplate", "estimate", or "plan" or similar expressions are forward-looking statements. Our business is dependent upon general economic conditions as well as competitive, technological, and regulatory developments and trends specific to our industry and customers. These conditions and events could be substantially different than we believe or expect and these differences may cause our actual results to differ materially from the forward-looking statements we have made or the results, which could be expected to accompany such statements. Specific factors which could cause such material differences include the following: Design or manufacturing defects in our products which could curtail sales and subject us to substantial costs for removal, replacement and reinstallation of such products; manufacturing or product development problems that we do not anticipate because of our relative experience with these activities; an inability to absorb or adjust our costs in response to lower sales volumes than we anticipate; unanticipated costs or inefficiencies from the ongoing consolidation of certain of our activities; loss of key management, sales or technical employees; decisions by our larger customers to cancel contracts or orders as they are entitled to do or not to enter into new contracts or orders with us because of dissatisfaction, technological or competitive changes, changes in control or other reasons; and inability as a result of our relative experience to deliver construction services within anticipated costs and time frames which could cause loss of business, operating losses and damage claims. The above listing of factors is representative of the factors which could affect our forward-looking statements and is not intended as an all encompassing list of such factors. In providing forward-looking statements we are not undertaking any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.

END TO END SOLUTIONS


HFC NETWORK
FIBER
COAX
DROP
CMTS
HEADEND
INTERNET
1550 TX
TAPS
VOICE
VIDEO
DATA
HOME
PASSIVES
RF MGMT
HDT
EDFA
TRANSMITTER
LINE EXTENDER
CABLE MODEMS
VOICE PORTS
MULTI DWELLING UNIT
MINI-BRIDGER
SPLITTER
HUB
FIBER LOOP
OPTICAL NODE
VOICE
VIDEO
DATA
PEDESTALS
TSP
ENCLOSURES
SPLICE ENCLOSURES
TRACK LINK SOFTWARE

ANTEC + Arris, LLC = ***Arris***

Current Structure and Transaction Contributions


(3)
18.76%
81.26%
100%
(2)
(1)
100%

New Structure (Post – Transaction)


ANTEC SHAREHOLDERS
NORTEL NETWORKS LLC
50.8%
49.2%
ARRIS GROUP, INC. (formerly named Broadband Parent Corporation)
$176M REVOLVER
100%
81.26%
$115M CONVERTIBLE NOTES
ANTEC CORPORATION
18.76%
ARRIS INTERACTIVE, L.L.C.

(1) Nortel Networks LLC contributes its interest in Arris Interactive LLC to Broadband Parent Corporation in exchange for 37 million shares of common stock of the Company.

(2) ANTEC Corporation merges with and into Broadband Transition Corporation.

(3) Shares of ANTEC common stock are exchanged for shares of the new Company common stock.

ANTEC + Arris, LLC = ***Arris***

ANTEC

- Leading developer, manufacturer and supplier of optical and radio frequency transmission equipment
- Blue Chip customer base in the U.S. with 7 of the top 8 largest MSOs

ARRIS

- Current joint venture between ANTEC and Nortel (18.75%/81.25%)
- Leading developer of cable telephony products – 50% global market share
- Actively developing next generation IP telephony products

ARRIS GROUP

- One stop provider to MSOs for the "last mile" of their networks
- Global leader in cable telephony equipment
- Diversified customer base and strong international presence
- Compelling future growth prospects

ANTEC + Arris, LLC = ***Arris***

- Unlocks the value of the Arris JV
- Potential to pursue additional product and technology extensions
- Diversifies the Company's customer base
- Expands the Company's international presence
- Solidifies the Company's reputation as a premier one-stop cable equipment supplier
- Continues the partnership with Nortel through marketing agreements and Board participation

THE NEW ANTEC: FINANCIAL REPORT



Revenue momentum continued driven by demand for bandwidth and services in the local loop
Millions
$1,000
$900
$800
$700
$600
$500
$400
$480
$546
$826
$979
1997
1998
1999
2000

ANTEC

ANTEC + Arris, LLC = *Arris*

However, in late 2000 customer spending slowed industry wide


300
250
200
150
100
50
0
250.3
276.1
274.6
177.7
212.8
(est.)
180-200
Q1 2000
Q2 2000
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Estimated
Actual

ARRIS Product Groups

Product Group	Major Products	% of 2001E Pro forma Sales
Cable Telephony and Internet Access	-HDTs -Voice Ports _CMTS -Packet Ports	45%-50%
Optical and Broadband Transmission	-Headend Optical Transceivers -Fiber Node Transceivers	13%-16%
Outside Plant and Powering	-Fiber/Coaxial Cable -Nodes -Taps -Power Supplies	15%-18%
Supplies and Services	-Test Equipment Materials -Installation Materials -Safety Equipment	20%-25%

ANTEC + Arris, LLC = ***Arris***

- Arris Group will provide substantially all of the products needed to build out the "last mile" of a cable network - From the headend to the home


HEADEND
HOME / BUSINESS
PSTN
Cornerstone Converged
Host Digital Terminal
CBR Switch (1)
RF Management
Cable TV Feed (1)
Headend Optical
Transceiver
Fiber Cable
Fiber Node
Transceiver
Coax Cable
Power
Node
Dual
Amplifier
Power
Passing Tap
Voice Port
VIDEO
VOICE
DATA Cable Modem

(1) Manufactured / supplied by third parties.

ANTEC + Arris, LLC = ***Arris***

- Voice Over IP - DOCSIS 1.1
- Outside plant hardened
- Based on proven Cornerstone technology
- Low “lifeline” network power consumption
- Four traditional phone lines for Internet Telephony and local Ethernet connection
- Continuous status monitoring
- Adelphia and Charter test markets



ANTEC + Arris, LLC = ***Arris***

2001 Pro Forma Sales Mix by Customer


AT&T
23%-25%
COX COMMUNICATIONS
13%-14%
Adelphia
9%-11%
Charter
4%-6%
AOL Time Warner
3%-4%
INSIGHT COMMUNICATIONS
4%-6%
comcast
2%-4%
Others
35% - 37%

ANTEC + Arris, LLC = ***Arris***

U.S. Homes Passed by Cable Networks 1998-2005



106
104
102
100
98
96
94
92
90
Homes Passed (in millions)
CAGR: 1.3%
95.4
96.7
97.9
99.2
100.4
101.7
102.9
104.2
1998
1999
2000
2001
2002
2003
2004
2005

- Cable remains the dominant service in the multichannel video market
- Approximately 95% of U.S. homes are passed by cable systems
- Cable companies have a large installed base and access to high capacity networks
- Cable companies can leverage existing infrastructure to provide telephone, video and Internet access

Source: The Strategis Consulting Group, Inc.

ANTEC + Arris, LLC = ***Arris***

- Cable Operators Have Spent Billions to Upgrade Their Networks
  - In 2000, MSOs spent $12 billion mostly targeted towards plant upgrades
  - In 2001, analysts expect similar levels of spending as in 2000
- Existing Network Infrastructures Support Compelling Growth Prospects for Cable Telephony
  - Nearly 26 million homes passed have cable telephony readiness, yet only 700,000 customers have been upgraded thus far
  - Compelling returns on investment for MSOs
- Strong Customer Demand
  - Only cable companies can offer high-speed Internet access, telephony and video products as a “bundle” of services
  - Bundling allows for simplified purchasing and billing as well as price discounts

ANTEC + Arris, LLC = *Arris*

Projected Annual Cable Telephony Equipment Revenue, 2000-2005
($ in millions)


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
CAGR: 43.9%
$9
$476
$88
$748
$354
$956
$804
$1,037
$1,325
$1,046
$1,948
$1,045
2000
2001
2002
2003
2004
2005
CBR
IP Based

Source: The Strategis Consulting Group, Inc.

ANTEC + Arris, LLC = ***Arris***

Lines Installed



20,000
15,000
10,000
5,000
0
# of lines installed
CAGR: 64.9%
2,543
80
4,575
570
6,870
1,919
9,317
4,216
11,663
7,716
2001
2002
2003
2004
2005

U.S. Household Penetration



18%
15%
12%
9%
6%
3%
0%
% penetration
CAGR: 63.4%
2.5%
4.9%
8.2%
12.6%
17.8%
2001
2002
2003
2004
2005

Source: The Strategis Consulting Group, Inc.

ANTEC + Arris, LLC = *Arris*


Cornerstone®
Cable Telephony Deployments
Over 1,800,000 Lines in Service
May, 2001
Lines in Commercial Service
1800000
1600000
1400000
1200000
1000000
800000
600000
400000
200000
0
Jan-97
Mar-97
May-97
Jul-97
Sep-97
Nov-97
Jan-98
Mar-98
May-98
Jul-98
Sep-98
Nov-98
Jan-99
Mar-99
May-99
Jul-99
Sep-99
Nov-99
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01

Service Goes Down

Regional Bell companies' service quality complaints per million lines


500
400
300
200
100
0
1993
1994
1995
1996
1997
1998
1999
2000
Residence Complaints
Business Complaints

Source: ARMIS

Prices Go Up

Consumer price index vs. the CPI's sub-indexes of local telephone services and cable television.

Percentage change since 1996


16
14
12
10
8
6
4
2
0
Local Telephone
CPI
1996
1997
1998
1999
2000
2001

Source: Bureau of Labor Statistics

ANTEC + Arris, LLC = ***Arris***

In Conclusion…..

- Blue chip customer base including 7 of top 8 domestic MSOs
- Diversified international base of customers
- Large installed base of 14 million lines of HDT capacity
- Market share leader with 1.6 million lines in service
- Positioned for leadership in VoIP Technologies
- Last mile solution – One stop shop provider
- Attractive industry fundamentals
  - Bandwidth
  - Revenue
  - Competition

Unlocking and creating new value for shareholders

ANTEC + Arris, LLC = Arris

SEC Statement

ANTEC and the new holding company, currently named Broadband Parent Corporation, filed a registration statement, which contained a proxy statement of ANTEC and a prospectus of Broadband Parent Corporation, and other documents with the Securities and Exchange Commission (SEC). Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders are able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's web site, www.sec.gov, or from ANTEC Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097, Attention: James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers of ANTEC and their ownership of ANTEC stock is set forth in the proxy statement for ANTEC's 2000 annual meeting of stockholders held on May 4, 2000. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus .